UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                Under the Securities Exchange Act of 1934
                            (Amendment No. #__)

                      Digital Generation Systems, Inc.
                               (Name of Issuer)

                        Common Stock (No Par Value)
                        (Title of Class of Securities)

                                 253921100
                                (CUSIP Number)

            Pequot Capital Management, Inc., 500 Nyala Farm Road
           Westport, CT  06880  Attn: David J. Malat 203/429-2200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 1, 1999
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box    .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person  PEQUOT  CAPITAL  MANAGEMENT,  INC.

     IRS  Identification  No.  of  Above  Person  06-1524885
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)

      (b)
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  4,746,178

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  4,746,178

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 4,746,178

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  18.2%

14          Type  of  Reporting  Person  IA

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, no par value (the "Shares"), of Digital Generation Systems, Inc. (the "Company"), a California corporation.
 The Company's principal executive office is located at 875 Battery Street, San Francisco, CA 94111.

ITEM  2.    IDENTITY  AND  BACKGROUND

     This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur J. Samberg, Daniel C. Benton and Amiel M. Peretz, the directors of the Reporting Person are Messrs. Samberg, Benton and Kevin E. O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, under rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 4,746,178 of the Company's Shares. In the transaction which is the subject of this filing, Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), which previously was the beneficial owner of such Shares, spun off a portion of its investment management business to the Reporting Person. This spin-off resulted in the transfer to the Reporting Person on January 1, 1999 of certain accounts which Dawson-Samberg previously exercised investment discretion (the "Accounts"), resulting in the Reporting Person's beneficial ownership of such
Shares.    Such  Accounts  continue  to  hold  the  Shares.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The holding of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. An employee of the Reporting Person currently serves on the Board of Directors of the Company and the Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 4,746,178 Shares. These Shares represent approximately 18.2% of the 26,129,524 Shares that the Reporting Person believes to be outstanding. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Pursuant to a Common Stock and Warrant Purchase Agreement dated December 9, 1998 (the "Agreement") and a Registration Rights Agreement dated December 9, 1998 (the "Registration Rights Agreement"), the Company has agreed to use diligent efforts to prepare and file a registration statement with the Securities and Exchange Commission with respect to the Shares purchased in a private placement of such date.

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     None.


     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


January  8,  1999

Pequot  Capital  Management,  Inc.


By:/s/  David  J.  Malat
   David  J.  Malat,  Chief  Financial  Officer